UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

This Amendment to our report on Form 6-K, which was originally furnished to the U.S. Securities and Exchange Commission on August 25, 2016 (the “Original Form 6-K”), is being furnished solely for the purposes of amending the Original Form 6-K to update Exhibit 1: Response to Official CVM Letter 292/2016-SAE/GAE-2 (English translation), (“Response”) in order to add English translations of the Decision of the Fifteenth Federal Civil Court of the District of Porto Alegre for Civil Appeal No. 70067898254 and the Decision of the Fifteenth Federal Civil Court of the District of Porto Alegre for Interlocutory Appeal No. 70069669182 (the “Decisions”), which were unavailable in English at the original filing date of the Response. An updated version of the Response has been attached to this Amendment and supersedes the earlier version attached to the Original Form 6-K. No other portions of the Original Form 6-K were amended.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Response to Official CVM Letter 292/2016-SAE/GAE-2 (English translation).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2016

OI S.A. – In Judicial Reorganization

By:  /s/ Flavio Nicolay Guimarães

Name: Flavio Nicolay Guimarães

Title: Chief Financial Officer and Investor Relations Officer